MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

February 27, 2019

Mr. David Orlick

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Response to Comments on the N-14 filing (the “Proxy Statement/Prospectus”) for MainStay VP Funds Trust (SEC File Nos. 333-229315 and 811-03833-01) (the “Registrant”)

Dear Mr. Orlick:

This letter responds to comments provided by telephone on February 15, 2019 with respect to the Proxy Statement/Prospectus. The Proxy Statement/Prospectus was filed with the Securities and Exchange Commission on January 22, 2019 and relates to the proposed merger of MainStay VP Epoch U.S. Small Cap Portfolio with and into MainStay VP MacKay Small Cap Core Portfolio. On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Proxy Statement/Prospectus, except as otherwise defined herein.

Comments to Prospectus

Comment 1: In the section entitled “Questions and Answers Relating to the Proposal – Why am I being asked to approve the Reorganization?”, describe how the Acquiring Portfolio has the potential for improved performance relative to the VP Epoch U.S. Small Cap Portfolio. Is there higher risk?

Response: We have made the requested edit. We believe that the risks are similar as each Portfolio invests in the securities of small cap companies.

Comment 2: In the section entitled “Questions and Answers Relating to the Proposal – Why am I being asked to approve the Reorganization?” indicate that the fee waivers and/or expense reimbursements for the Acquiring Portfolio expires on May 1, 2020.

Response: We have made the requested edit.

Comment 3: In the section entitled “Questions and Answers Relating to the Proposal”, add a question regarding what will happen if the shareholders do not approve the Reorganization.

Response: We have made the requested edit.

Comment 4: “Questions and Answers Relating to the Proposal – Are there differences between the Portfolios?”, include a brief description of the differences in investment objective, principal investment strategies and principal risks.

Response: We have made the requested edit.

Comment 5: Explain supplementally why the Reorganization is not taking place under Rule 17a-8 of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: Rule 17a-8 under the 1940 Act permits reorganizations involving sales of substantially all of the assets between affiliated investment companies without a shareholder vote if certain requirements are met.  Under Rule 17a-8, shareholder approval of reorganizations involving affiliated investment companies is required in certain circumstances, notably when the acquiring fund’s advisory contract is materially different from that of the acquired fund.  Although the Reorganization may otherwise be permitted to be effected without shareholder vote under Rule 17a-8, the management fee for the Acquiring Portfolio is higher than the MainStay VP Epoch U.S. Small Cap Portfolio and thus the Management Agreement for the Portfolios may be deemed to apply to each Portfolio in a materially different way.  Accordingly, the Reorganization is being submitted for consideration and approval by shareholders.

Comment 6: “Questions and Answers Relating to the Proposal – How will the Reorganization affect shareholder fees and expenses?”, explain that if the expense limitation agreement expires and is not renewed, total net annual portfolio operating expenses of the Acquiring Portfolio could be higher than the current total net annual portfolio operating expenses of VP Epoch U.S. Small Cap Portfolio.

Response: We have made the requested edit.

Comment 7: In the third paragraph on the first page of the Proxy Statement/Prospectus, indicate that a small number of shareholders could determine the outcome of the Proposal.

Response: We have made the requested edit.

Comment 8: On the first page of the Proxy Statement/Prospectus, include a brief description of the investments objectives of both Portfolios.

Response: We have made the requested edit.

Comment 9: Confirm that all information required to be included or incorporated by reference into the Proxy Statement/Prospectus is included or incorporated by reference.

Response: We believe that all information required by Form N-14 to be included or incorporated by reference into the Proxy Statement/Prospectus is included or incorporated by reference.

Comment 10: Add file numbers to the list of documents incorporated by reference.

Response: We have made the requested edit.

Comment 11: In the Summary section of the Proxy Statement/Prospectus, include a brief description of the purchase and sale procedures.

Response: We have included the requested description in the “Comparison of Purchase, Exchange, Selling Shares and Valuation of Shares” section of the Proxy Statement/Prospectus.

Comment 12: In the section entitled “Summary – Board Considerations”, expand the following bullet point:

-	The Portfolios have different investment objectives and the same fundamental investment restrictions.

Response: We have made the requested edit.

Comment 13: Please confirm that the information in the section entitled “Comparison of Fees and Expenses” reflects current fees and expenses.

Response: We have revised this section to reflect current fees and expenses.

Comment 14: Please provide your accounting survivor analysis.

Response: We have included our accounting survivor analysis in Exhibit A attached hereto.

Comment 15: Please update the section entitled “Capitalization” to reflect current information.

Response: We have updated this section to reflect information as of January 31, 2019.

Comment 16: In Appendix F, please confirm that the MacKay Shields Composite consists of all accounts that have substantially similar investment objectives, policies and strategies as the Acquiring Portfolio.

Response: We confirm that the MacKay Shields Composite consists of all accounts that have substantially similar investment objectives, policies and strategies as the Acquiring Portfolio.

Comment 17: Please confirm the MacKay Shields LLC has the necessary records to substantiate the performance information for the MacKay Shields Composite shown in Appendix F pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response: We confirm that MacKay Shields has informed the Portfolios that it has the necessary records to substantiate the performance information for the MacKay Shields Composite shown in Appendix F pursuant to Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Comment 18: Confirm that any account that may no longer be at MacKay Shields is included in the MacKay Shields Composite only for periods during which the account was at MacKay Shields.

Response: We confirm that any account that may no longer be at MacKay Shields is included in the MacKay Shields Composite only for periods during which the account was at MacKay Shields.

Comment 19: In the third paragraph of Appendix F, please provide the missing maximum total account fee information.

Response: Please see our response to Comment 23.

Comment 20: Delete the information regarding the independent verification of MacKay Shields or name the entity responsible for the verification and obtain and file their consent pursuant to Rule 436 of the Securities Act of 1933, as amended.

Response: We have deleted the discussion regarding the independent verification of MacKay Shields.

Comment 21: Please indicate that Global Investment Performance Standards (“GIPS”) standards differ from standard SEC methodology.

Response: We have made the requested edit.

Comment 22: Re-order the columns in the tables of Appendix F so that the MacKay Shields Composite (Gross Returns) comes after the net returns columns.

Response: We have made the requested edits.

Comment 23: Confirm that the MacKay Shields Composite (Net of Highest Fee Charged by MacKay Shields) is net of expenses not just net of highest fee charged by MacKay Shields.

Response: We have deleted this column from both tables and revised the disclosure in Appendix F accordingly.

Comment 24: Confirm that the information in the MacKay Shields Composite (Net of Acquiring Portfolio’s Service Class Expenses) does not take into account any fee waiver or expense reimbursements.

Response: We confirm that the information in the MacKay Shields Composite (Net of Acquiring Portfolio’s Service Class Expenses) does not take into account any fee waiver or expense reimbursements.

Comment 25: Update the information in the tables in Appendix F to reflect current information.

Response: We have made the requested edit.

Comment 26: Incorporate by reference the current Statement of Additional Information for the Acquiring Fund into the Statement of Additional Information for the Proxy Statement/Prospectus.

Response: We have made the requested edit.

Comment 27: Delete Item 2 – To transact such other business as may properly come before the Special Meeting from the proxy cards.

Response: We respectfully decline to make this edit. As written, the proxy card matches the corresponding text of the Proxy Statement/Prospectus.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert Jr.

Thomas C. Humbert, Jr.

Assistant Secretary

Exhibit A

I.       Introduction

MainStay VP Funds Trust (the “Trust”) has filed a Proxy Statement/Prospectus on Form N-14 with the Securities and Exchange Commission (the “Commission”) which describes the reorganization (the “Reorganization”) of the MainStay VP Epoch U.S. Small Cap Portfolio (“Disappearing Portfolio”) into the MainStay VP MacKay Small Cap Core Portfolio (“VP MacKay Small Cap Core Portfolio”). The Form N-14 discloses that the VP MacKay Small Cap Core Portfolio would be the accounting survivor of the Reorganization. The below highlights our analysis to support the standards set forth in the North American Securities Trust SEC No-Action Letter (the “NAST Letter”).[1]

II.       The NAST Letter

The NAST Letter sets forth standards the Commission staff (“Staff”) believes are relevant to the continuation of a performance record in a reorganization and has been applied more generally to an analysis of the accounting survivor in a reorganization. In the NAST Letter, the Staff articulated a balancing approach under the following standards for this determination (the “NAST Factors”):

In determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles. Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies, and restrictions; expense structures and expense ratios; asset size; and portfolio composition .. . . . We believe that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund.

The following analysis applies these standards to the Reorganization.

III.       Investment Advisers

The Trust employs a “manager of managers” structure, so analysis of the investment adviser requires analysis of the adviser as well as the subadvisors. New York Life Investment Management LLC (“New York Life Investment Management”) serves as the investment adviser to both Portfolios participating in the Reorganization.

The Disappearing Portfolio’s subadvisor is Epoch Investment Partners, Inc. MacKay Shields LLC (“MacKay Shields”) is the subadvisor to the VP MacKay Small Cap Core Portfolio and will continue to be the subadvisor following the Reorganization. Accordingly, this NAST Factor favors the selection of the VP MacKay Small Cap Core Portfolio as the accounting survivor.

IV.       Investment Objectives, Policies, and Restrictions

The investment objective and policies of the VP MacKay Small Cap Core Portfolio, and not those of the Disappearing Portfolio, will remain in place following the Reorganization. The Disappearing Portfolio’s investment objective is to seek long-term capital appreciation by investing primarily in small-cap companies, while the VP MacKay Small Cap Core Portfolio’s investment objective is to seek long-term growth of capital. The Portfolios are subject to the same fundamental investment restrictions. The investment process of the Disappearing Portfolio is a process that results in a target portfolio of 60 – 90 portfolio holdings. The VP MacKay Small Cap Core Portfolio follows a systematic investment process that results in 400 – 600 portfolio holdings. Since the VP Small Cap Core’s investment objective, investment strategies and investment process are all expected to remain in place following the Reorganization, this NAST Factor also supports the conclusion that the VP MacKay Small Cap Core Portfolio should be the accounting survivor of the Reorganization.

______________________________

1        SEC No-Action Letter (pub. avail. Aug. 5, 1994).

V.       Expense Structures and Expense Ratios

The expense structures of the participating Portfolios are similar. Both offer the same share classes with the same features, including share class-specific fees. The gross and net expense ratios of the VP MacKay Small Cap Core Portfolio immediately after the consummation of the Reorganization will be more similar to the to the gross and net expense ratios of the Disappearing Portfolio immediately before the Reorganization. Immediately after the consummation of the Reorganization, the VP MacKay Small Cap Core Portfolio’s management fee of 0.80% will be 3 basis points higher than the Disappearing Portfolio’s management fee and 5 basis points lower than the current VP MacKay Small Cap Core Portfolio.

If shareholders approve the Reorganization, New York Life Investments has contractually agreed to waive fees and/or reimburse expenses so that the Acquiring Portfolio’s total annual portfolio operating expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) of Initial Class shares do not exceed 0.80% of average daily net assets. New York Life Investments will apply an equivalent waiver or reimbursement in an equal number of basis points for Service Class. This agreement will remain in effect until May 1, 2020, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the start of the next term or upon approval of Board. This fee waiver/expense reimbursement will amount to a 1 basis point savings compared to the Disappearing Portfolio’s latest year-end expense ratio. On the whole, this NAST Factor slightly favors the selection of the Disappearing Portfolio as the accounting survivor.

VI.       Asset Size

The Disappearing Portfolio is larger than the VP MacKay Small Cap Core Portfolio and amounts to approximately 60% of the combined assets. Although this NAST Factor favors the selection of the larger Disappearing Portfolio as the accounting survivor in the Reorganization, we do not believe that this factor should be determinative when balanced against the other NAST Factors especially because the Disappearing Portfolio will primarily own liquid assets at the time of the reorganization.

VII.       Portfolio Composition

At the time shareholders will be asked to approve the Reorganization there will be very little overlap between the portfolio holdings of the Disappearing Portfolio and the VP MacKay Small Cap Core Portfolio. Furthermore, it is anticipated that a majority of the securities held by the Disappearing Portfolio will be sold in connection with the Reorganization and reinvested in accordance with the investment strategies of the VP MacKay Small Cap Core Portfolio. Accordingly, this NAST Factor strongly supports the determination that the VP MacKay Small Cap Core Portfolio should be the accounting survivor.

VIII.       Conclusion

Although we recognize that the Disappearing Portfolio is larger than the VP MacKay Small Cap Core Portfolio and the gross and net expense ratios of the surviving Portfolio will more closely resemble the Disappearing Portfolio than the VP MacKay Small Cap Core Portfolio, we believe that, on balance, the other NAST Factors strongly favor the VP MacKay Small Cap Core Portfolio. Therefore, we believe that the VP MacKay Small Cap Core Portfolio should be determined to be the accounting survivor in the Reorganization.